Filed Pursuant to Rule 424(b)(2)
                                             Registration No. 333-127086

Prospectus Supplement
(to Prospectus dated August 1, 2005)



                                TOP TANKERS INC.

The Plan of Distribution contained in the Prospectus is amended by (1) deleting the following:

"We have entered into a Controlled Equity Offering sales agreement with Cantor Fitzgerald & Co. as sales agent pursuant to which we may, from time to time, sell up to 2.6 million common shares in at the market offerings. The placement fee will be 2.5%."

and (2) replacing it in its entirety with the following:

"We have entered into a Controlled Equity Offering sales agreement with Cantor Fitzgerald & Co. (the "Sales Agreement") relating to the shares of common stock offered by this prospectus supplement and the accompanying prospectus dated August 1, 2005. We have offered and sold an aggregate of 2,600,000 shares of the Company's common stock, par value $0.01 per share, in "at-the-market" offerings at an average price of approximately $7.50 per share under the Sales Agreement. In accordance with the terms of the Sales Agreement, we may offer and sell up to an additional 5,000,000 shares of our common stock from time to time through Cantor Fitzgerald & Co. Cantor Fitzgerald & Co. will be entitled to compensation equal to 2.50% of the gross proceeds of the sale of any of the 5,000,000 shares of common stock referenced herein that are sold in "at-the-market" offerings, and 4.0% of the gross proceeds of the sale of any of those shares in negotiated transactions."

             The date of this Prospectus Supplement is June 27, 2006



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                                 CAPITALIZATION

           The following table sets forth our consolidated capitalization at March 31, 2006:

     o    on an actual basis; and

     o on an adjusted basis to give effect to (i) the aggregate payment of $70.5 million of dividends declared in April 2006 which was paid on April 25, 2006 to stockholders of record on April 17, 2006; (ii) the payment of an aggregate $120.8 million of indebtedness outstanding under our senior secured credit facilities with the Royal Bank of Scotland and DVB Bank; and (iii) the issuance and sale of 2.6 million shares of our common stock in "at-the-market" offerings pursuant to our Controlled Equity Offering sales agreement with Cantor Fitzgerald & Co.


                                                      As of March 31, 2006

                                                  Actual        As Adjusted (1)
                                               ------------   ------------------
                                                (in thousands of U.S. Dollars)
Debt:
Current portion of long term debt                 $136,117           $15,345
Total long term debt, net of current portion       288,491           284,241
                                               ------------     -------------
Total debt                                         424,608           299,586
                                               ------------     -------------
Stockholders' equity:
Preferred stock, $0.01 par value; 20,000,000
  shares authorized, none issued                         -                 -
Common stock, $0.01 par value; 100,000,000
  shares authorized; 28,205,640 shares issued
  and outstanding at March 31, 2006                    282               308
Additional paid-in capital                         299,110           318,110
Other comprehensive income                             434               434
                                               ------------     -------------
Retained earnings (Accumulated deficit)            (44,983)         (120,197)
                                               ------------     -------------
Total stockholders' equity                         254,843           198,655
                                               ------------     -------------

Total capitalization                              $679,451          $498,241
                                               ============     =============


-------------------
(1) There have been no significant changes to our capitalization since March 31, 2006, as so adjusted.


Recent Developments

The Company has received informal inquiries from the U.S. Securities and Exchange Commission relating to vessel acquisitions since 2004 and events preceding the announcement on March 13, 2006 of the sale lease-back transactions and the distribution of the $7.50 per share special dividend. The Company is fully cooperating with such informal inquiries.